UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2016

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) ☐

Other Events

Amira Nature Foods Ltd (the "Company") has been advised that Bruce C. Wacha, its Chief Financial Officer and a member of its Board of Directors, purchased 2,500 of the Company's ordinary shares in an open market transaction on December 22, 2016. Mr. Wacha’s purchase was made in compliance with the Company’s insider trading policy.

From June 19, 2014 to December 22, 2016, Mr. Wacha has acquired 18,500 of the Company’s ordinary shares in open market purchases at prices between $6.07 and $15.00 per share, with a weighted average price of $9.68 per ordinary share.

Mr. Wacha has not engaged in any sales of the Company’s ordinary shares.

As disclosed in the Company’s Form 20-F for the years ended March 31, 2015 and March 31, 2016, filed with the Securities and Exchange Commission on January 25, 2016 and July 28, 2016, Mr. Wacha has also been granted the following:

•	6,539 ordinary shares which will vest in three equal annual instalments starting from July 7, 2016,
•	10,027 ordinary shares which will vest in three equal annual instalments starting from July 15, 2017,
•	27,987 options to purchase ordinary shares which will vest in three equal annual instalments starting from July 7, 2016, and
•	56,061 options to purchase ordinary shares which will vest in three equal annual instalments starting from July 15, 2017.

As a result of the foregoing market purchases and grants, Mr. Wacha holds an aggregate of 35,066 ordinary shares, including 14,386 shares vesting over the next two and a half years and he holds an aggregate of 84,048 options to purchase ordinary shares with 74,719 of these options vesting on over the next two and a half years.

Forward-Looking Statements

This Form 6-K Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. There is no assurance that our current expectations and projections are accurate. These forward-looking statements include, but are not limited to:

•	our goals and strategies;

•	our operations and expansion plans;

•	our future business development, results of operations, financial condition and financial statements;

•	our ability to protect our intellectual property rights;

•	projected revenue, profits, earnings and other estimated financial information;

•	our ability to maintain strong relationships with our customers and suppliers;

•	the continued application of the proceeds from our initial public offering (“IPO”);

•	governmental policies regarding our industry; and

•	the impact of legal proceedings.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in the Annual Report. Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMIRA NATURE FOODS LTD

By: /s/ Bruce C. Wacha

Name: Bruce C. Wacha

Title: Chief Financial Officer

Date: December 27, 2016